SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 27, 2020

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Li Auto Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, Li Auto Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed registered public offering (the “Proposed Offering”) in the United States of the Company’s Class A ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission. A registration statement on Form F-6 relating to the ADSs had been separately filed with the Commission and declared effective by the Commission on July 29, 2020.

The Company’s registration statement under the Securities Act of 1933, as amended, (“Securities Act”) in connection with its initial public offering of ADSs became effective on July 29, 2020. Since then, the Company has not experienced material adverse changes in its business, liquidity and financial condition. The Company confirms that it will publicly file its registration statement and nonpublic draft submission in respect of the Proposed Offering such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Draft Registration Statement

Securities and Exchange Commission

November 27, 2020

The Company expects to launch the offering soon after it hears from the staff of the Commission (the “Staff”), and would appreciate the Staff’s prompt feedback.

Financial Statements

The Company has included in this submission its audited consolidated financial statements for the years ended and as of December 31, 2018 and 2019, as well as its unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2019 and 2020 and as of September 30, 2020.

*                                         *                                         *

Draft Registration Statement

Securities and Exchange Commission

November 27, 2020

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Walter Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2955 or via email at walter.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Xiang Li, Chairman and Chief Executive Officer, Li Auto Inc.
Yanan Shen, Director and President, Li Auto Inc.
Tie Li, Director and Chief Financial Officer, Li Auto Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP